KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

2 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
13 Feb. 2006	Proposed Acquisition of a Subsidiary Company : Davos Life Science Pte. Ltd. ("Davos")
22 Feb. 2006	Thirty-Third Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held on 22 February 2006
	FINANCIAL RESULTS
22 Feb. 2006	1st Quarterly Report
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
17 Feb. 2006	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
21 Feb. 2006	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (2 sets)
23 Feb. 2006	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera (3 sets)
1 Mar. 2006	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera
14 Feb. 2006	Permodalan Nasional Berhad (4 sets)
17 Feb. 2006	Permodalan Nasional Berhad (2 sets)
14 Feb. 2006	Yayasan Pelaburan Bumiputra (4 sets)
17 Feb. 2006	Yayasan Pelaburan Bumiputra (2 sets)
	NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C OF THE COMPANIES ACT, 1965
21 Feb. 2006	Permodalan Nasional Berhad
21 Feb. 2006	Yayasan Pelaburan Bumiputra
23 Feb. 2006	Dato' Lee Soon Hian
23 Feb. 2006	Elionai Sdn Bhd

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dlw 3/7

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/02/2006 05:00:03 PM**
Reference No **KL-060213-0E36E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY:
DAVOS LIFE SCIENCE PTE. LTD. ("DAVOS")

* **Contents :-**

Further to the announcement dated 4 January 2006, KLK wishes to confirm that the acquisition of Davos had now been completed and Davos is now a subsidiary of KLK.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **22/02/2006 04:19:42 PM**
Reference No **KL-060222-D75C3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTY-THIRD ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 22 FEBRUARY 2006

* **Contents :-**

KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting and Notice of EGM both dated 6 January 2006 were duly passed by the shareholders at the thirty-third AGM and EGM of KLK respectively held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **22/02/2006 04:57:18 PM**
Reference No **KL-060222-0E587**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/12/2005**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **30/09/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

1st qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,013,722	1,075,289	1,013,722	1,075,289
2	Profit/(loss) before tax	214,321	204,851	214,321	204,851
3	Profit/(loss) after tax and minority interest	170,244	155,199	170,244	155,199

4	Net profit/(loss) for the period	170,244	155,199	170,244	155,199
5	Basic earnings/(loss) per share (sen)	23.98	21.86	23.98	21.86
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net assets per share (RM)	6.2500	5.9800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	31/12/2004	31/12/2005	31/12/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	210,453	198,864	210,453	198,864
2	Gross interest income	4,988	4,551	4,988	4,551
3	Gross interest expense	2,185	1,939	2,185	1,939

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2005
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2005	2004	2005	2004
	RM'000	RM'000 (Restated)	RM'000	RM'000 (Restated)
Revenue	1,013,722	1,075,289	1,013,722	1,075,289
Operating expenses	(843,220)	(882,433)	(843,220)	(882,433)
Other operating income	39,951	6,008	39,951	6,008
Operating profit	210,453	198,864	210,453	198,864
Finance cost	(2,185)	(1,939)	(2,185)	(1,939)
Share of results of associated companies	6,053	7,926	6,053	7,926
Profit before taxation	214,321	204,851	214,321	204,851
Tax expense	(42,346)	(46,174)	(42,346)	(46,174)
Profit after taxation	171,975	158,677	171,975	158,677
Minority interests	(1,731)	(3,478)	(1,731)	(3,478)
Net profit for the period	170,244	155,199	170,244	155,199
	Sen	Sen	Sen	Sen
Earnings per share - Basic	23.98	21.86	23.98	21.86
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2005
(The figures have not been audited.)

	31 December 2005 RM'000	30 September 2005 RM'000 (Restated)
Property, plant and equipment	2,537,084	2,487,297
Land held for property development	194,441	194,839
Associated companies	142,729	135,803
Other investments	465,231	466,766
Deferred tax assets	9,650	8,664
Intangible assets	17,274	17,661
Goodwill on consolidation	60,369	60,369
	3,426,778	3,371,399
Current assets		
Inventories	592,402	614,152
Trade and other receivables	661,912	550,558
Property development costs	22,852	25,950
Cash and cash equivalents	648,439	644,754
	1,925,605	1,835,414
Current liabilities		
Trade and other payables	337,222	335,625
Borrowings	111,105	183,387
Finance leases	130	159
Taxation	31,412	22,810
	479,869	541,981
Net current assets	1,445,736	1,293,433
	4,872,514	4,664,832
Share capital	712,516	712,516
Reserves	3,737,509	3,549,471
	4,450,025	4,261,987
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,436,578	4,248,540
Minority interests	148,305	145,965
Long term and deferred liabilities		
Deferred tax liabilities	163,931	158,741
Provision for retirement benefits	41,488	41,878
Borrowings	82,173	69,648
Finance leases	39	60
	287,631	270,327
	4,872,514	4,664,832
Net assets per share (RM)	6.25	5.98
Net tangible assets per share (RM)	6.14	5.87

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2005
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2005 as previously stated	712,516	1,217,892	48,231	26,517	46,558	14,337	2,173,863	(13,447)	4,226,467
Effect of adopting FRS 121	-	-	-	-	107,709	-	(85,636)	-	22,073
As restated	712,516	1,217,892	48,231	26,517	154,267	14,337	2,088,227	(13,447)	4,248,540
Net (loss)/gain not recognised in the income statement	-	(45)	-	-	17,818	-	21	-	17,794
Net profit for the period	-	-	-	-	-	-	170,244	-	170,244
Transfer from revenue reserve to capital reserve	-	37,475	-	-	-	-	(37,475)	-	-
At 31 December 2005	712,516	1,255,322	48,231	26,517	172,085	14,337	2,221,017	(13,447)	4,436,578
At 1 October 2004 as previously stated	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Effect of adopting FRS 121	-	-	-	-	118,153	-	(93,978)	-	24,175
As restated	712,516	1,195,172	49,745	14,867	214,510	14,337	1,858,137	(13,447)	4,045,837
Net gain not recognised in the income statement	-	-	-	-	22,296	-	56	-	22,352
Net profit for the period	-	-	-	-	-	-	155,199	-	155,199
Transfer from capital reserve to revenue reserve	-	(1,263)	-	-	-	-	1,263	-	-
At 31 December 2004	712,516	1,193,909	49,745	14,867	236,806	14,337	2,014,655	(13,447)	4,223,388

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2005
(The figures have not been audited.)

	3 months ended 31 December	
	2005	2004
	RM'000	RM'000
Cash Flows from Operating Activities		(Restated)
Profit before taxation	214,321	204,851
Adjustment for non-cash flow :-		
Non-cash items	(11,371)	19,010
Non-operating items	(3,740)	(3,116)
Operating profit before working capital changes	199,210	220,745
Working capital changes :-		
Net change in current assets	(83,679)	(70,806)
Net change in current liabilities	1,599	(9,528)
Cash generated from operations	117,130	140,411
Interest paid	(2,142)	(2,012)
Tax paid	(29,956)	(28,831)
Retirement benefit paid	(242)	(290)
Net cash generated from operating activities	84,790	109,278
Cash Flow from Investing Activities		
Equity investments	2,241	(34,290)
Other investments	(23,529)	(43,023)
Net cash used in investing activities	(21,288)	(77,313)
Cash Flow from Financing Activities		
Bank borrowings	(43,628)	(11,394)
Issue of shares to minority shareholder	56	2,982
Net cash used in financing activities	(43,572)	(8,412)
Net increase in cash and cash equivalents	19,930	23,553
Cash and cash equivalents at 1 October	615,439	611,261
	635,369	634,814
Foreign exchange difference on opening balance	(1,173)	(4,449)
Cash and cash equivalents at 31 December	634,196	630,365

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004} *Interim Financial Reporting.*

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2005 except for the early adoption of FRS 121 *The Effects of Changes in Foreign Exchange Rates* whereby comparative figures have been restated to reflect the adoption of this standard.

This change in accounting policy, applied retrospectively, has the following impact on the results as follows :-

	3 months ended 31 December	
	2005 RM'000	2004 RM'000
Net profit before change in accounting policy	170,178	155,329
Effect of adopting FRS 121	66	(130)
Net profit for the period	170,244	155,199

The following comparative figures have been restated to reflect the adoption of FRS 121 :-

	3 months ended 31 December 2004		
	As previously stated RM'000	Effect of Change in Policy RM'000	As Restated RM'000
Condensed Consolidated Income Statement			
Operating expenses	882,637	(204)	882,433
Tax expense	45,840	334	46,174
Condensed Consolidated Cash Flow Statement			
Non-cash items	19,214	(204)	19,010
	Sen	Sen	Sen
Earnings per share	21.88	(0.02)	21.86

	As at 30 September 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Reserves	3,527,398	22,073	3,549,471
Deferred tax liabilities	180,814	(22,073)	158,741
	RM	RM	RM
Net tangible assets per share	5.84	0.03	5.87

A2. Audit Report
The audit report for the financial year ended 30 September 2005 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid
There were no dividend paid during the financial quarter ended 31 December 2005 (31 December 2004 : Nil).

A8. Segment Information
Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit before tax	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
				(Restated)
Plantation	394,387	431,003	99,379	120,422
Manufacturing	298,757	366,706	9,074	22,765
Retailing	302,709	296,076	53,363	49,195
Property development	20,058	3,530	5,384	536
Investment holding	6,939	20,545	5,925	5,055
Others	12,541	9,338	2,887	1,403
	1,035,391	1,127,198	176,012	199,376
Inter-segment elimination	(21,669)	(51,909)	-	-
	1,013,722	1,075,289	176,012	199,376
Corporate			34,441	(512)
			210,453	198,864
Finance cost			(2,185)	(1,939)
Share of results of associated companies			6,053	7,926
			214,321	204,851

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

(a) The Company has completed the acquisition of a 51% equity stake in Davos Life Science Pte Ltd, comprising of 306,001 fully paid-up ordinary shares of USD1.00 each, from Capital Bliss Investments Limited for a cash consideration of USD15,306,000.

(b) On 6 December 2005, the Company entered into a conditional share sale agreement with Knoxfield Sdn Bhd, a wholly-owned subsidiary of Bolton Berhad, to acquire 13,989,300 ordinary shares of RM1.00 each in Stolthaven (Westport) Sdn Bhd, representing an equity interest of 51% therein, for a cash consideration of RM12,316,500.

This transaction was completed on 10 February 2006.

(c) On 11 January 2006, a wholly-owned subsidiary company, KL-Kepong Plantation Holdings Sdn Bhd, entered into a conditional agreement with Delta Rank International Limited ("the Vendor"), a company incorporated in the British Virgin Islands, to acquire the entire issued and paid-up share capitals of Tri-Force Element Inc ("TFE") and Double Jump Limited ("DJL") (hereinafter collectively referred to as "the Companies"), comprising of one ordinary share of USD1.00 in each of the Companies, for a total cash purchase consideration of RM22,000,000 ("the Proposed Acquisition").

The purchase considerations consist of RM11,600,000 for TFE and RM10,400,000 for DJL.

The Companies are investment holding companies and their sole investment is in PT Jabontara Eka Karsa ("Jabon"), a company incorporated in the Republic of Indonesia in which TFE owns a 50% equity interest and DJL owns a 45% equity interest.

Jabon is a plantation company which owns approximately 14,086 hectares of land with *Hak Guna Usaha* Titles in Berau, East Kalimantan, Indonesia intended for development into oil palm plantation. Approximately 1,300 hectares of the said land has been planted over the years 1996-2000 with oil palms but these areas will require rehabilitation.

The Proposed Acquisition is subject to, inter-alia, the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration.

(d) The Company entered into an agreement on 27 December 2005 with Cessna Aircraft Company, USA, the manufacturer, to purchase a new 7-seater Citation Bravo Model 550 aircraft. The purchase consideration is USD5,495,000 for the new Bravo and USD551,145 for the optional equipment. Delivery of the aircraft is expected to be in August 2006.

A11. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiary companies and long term investments, restructurings and discontinued operations for the current quarter under review.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's profit before taxation for the 1st quarter rose 4.6% to RM214.3 million when compared to the preceding year's same quarter. Despite lower plantation profit owing to lower palm product prices and reduced contribution from manufacturing sector, the quarter's improved results came from the surplus arising from Government acquisition of land and better results from the retailing and property sectors.

B2. Variation of Results to Preceding Quarter

For the quarter under review, the Group posted a pre-tax profit of RM214.3 million, an increase of 49.8% over that of the previous quarter. The retailing sector recorded higher earnings due to higher seasonal sales and Government acquisition of land resulted in a surplus of RM35.7 million. However, contributions from plantation and manufacturing sectors and from dividend income were lower.

B3 Current Year Prospects

Plantation profits should be supported by prevailing commodity prices and expected higher FFB production. While the manufacturing sector may face competitive market conditions, the Directors are of the opinion that the Group's results for the current financial year would be satisfactory.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Current tax expense		(Restated)		(Restated)
Malaysian taxation	27,538	27,880	27,538	27,880
Overseas taxation	9,511	7,972	9,511	7,972
	37,049	35,852	37,049	35,852
Deferred tax relating to origination of temporary differences	3,614	8,101	3,614	8,101
	40,663	43,953	40,663	43,953
(Over)/Under provision in respect of previous years				
Malaysian taxation	-	(136)	-	(136)
Overseas taxation	-	178	-	178
	-	42	-	42
	40,663	43,995	40,663	43,995
Share of associated companies' taxation	1,683	2,179	1,683	2,179
	42,346	46,174	42,346	46,174

The effective tax rates for the current quarter and year to-date are lower than the statutory tax rate due principally to tax exempt income received and utilization of previously unrecognized tax losses.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 December 2005 (31 December 2004 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	35,692	1,259	35,692	1,259

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2005	2004	2005	2004
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	4,809	59,259	4,809	59,259
Sales proceeds of quoted securities	8,155	7,562	8,155	7,562
Surplus/(Loss) on sales of quoted securities	1,783	(2,522)	1,783	(2,522)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2005	30 September 2005
	RM'000	RM'000
At cost		
Associated companies	40,504	40,366
Other investments	460,423	461,855
	500,927	502,221
At carrying value less allowance		
Associated companies	13,851	13,748
Other investments	460,423	461,855
	474,274	475,603
At market value		
Associated companies	7,834	7,794
Other investments	632,312	647,904
	640,146	655,698

B8. Status of Corporate Proposals Announced
There were no corporate proposals announced.

B9. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2005 RM'000	31 December 2005 Amount in Foreign Currency '000	30 September 2005 RM'000	30 September 2005 Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	4,796	GBP736	3,398	GBP512
	1,565	CAD482	1,551	CAD482
	4,884	HKD10,000	2,432	HKD5,000
	1,643	Rmb3,500	-	
	12,888		7,381	
- Unsecured	36,615	USD9,670	67,243	USD17,835
	33,494	GBP5,141	54,089	GBP8,141
	6,543	HKD13,400	5,679	HKD11,700
	-		5,299	AUD1,850
	4,695	Rmb10,000	4,666	Rmb10,000
	81,347		136,976	
	94,235		144,357	
(ii) Bank Overdraft				
- Secured	-		6,821	CAD2,120
	-		1,643	HKD3,382
	-		8,464	
- Unsecured	9,792	USD2,587	9,541	USD2,532
	2,503	GBP384	10,509	GBP1,582
	977	HKD2,001	801	HKD1,649
	971		-	
	14,243		20,851	
	14,243		29,315	
(iii) Short Term Borrowing				
- Unsecured	2,627		9,715	
Total repayable within 12 months	111,105		183,387	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	489	CAD151	943	CAD293
	4,560	GBP700	6,989	GBP1,052
	5,049		7,932	
- Unsecured	77,124	USD20,364	61,716	USD16,345
Total repayable after 12 months	82,173		69,648	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 15 February 2006 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
			Million	RM million	RM million	RM million
(a)	Sale contracts	GBP	3.5	23.0	23.0	-
		AUD	1.6	4.4	4.4	-
		NZD	1.3	3.5	3.5	-
		EURO	10.6	48.4	48.4	-
		USD	120.2	450.3	444.0	6.3
(b)	Purchase contracts	GBP	2.1	13.9	13.9	-
		EURO	3.0	13.7	13.7	-
		USD	0.5	1.7	1.7	-
		CHF	1.3	3.7	3.7	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

The following matters reported in the last quarterly report came up for trial at the High Court from 1 to 5 August 2005 :-

(a) the interim injunction by Glamour Green Sdn Bhd against the Company and its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), restraining Ambank Berhad, the Company and AHSB from dealing with the 35,000,000 Ladang Perbadanan-Fima Berhad ("LPF") shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the mandatory general offer; and

(b) the Company's and AHSB's interim order from the High Court of Malaya for the preservation of assets in LPF.

The next Court hearing is fixed for 23 February 2006.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2005 (31 December 2004 : Nil).

(b) The total dividend for the current financial year is Nil (2004 : Nil).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2005	2004 (Restated)	2005	2004 (Restated)
(a)	Net profit for the period (RM'000)	170,244	155,199	170,244	155,199
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	23.98	21.86	23.98	21.86

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

22 February 2006

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:20 PM**
Reference No **KL-060217-E18C9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **10/02/2006**	* **860,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **41,675,350**
	Direct (%)	: **5.87**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **41,675,350**
*	Date of notice	: **10/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:21 PM**
Reference No **KL-060217-E18CC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/02/2006**	* **300,000**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **42,535,350**
	Direct (%)	: **5.99**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **42,535,350**
*	Date of notice	: **09/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/02/2006 01:24:46 PM**
Reference No **KL-060221-D1E1E**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **14/02/2006**	* **222,100**	

* Circumstances by reason of which change has occurred : **Sales of shares**
* Nature of interest : **Direct**

Direct (units) : **41,149,350**
Direct (%) : **5.8**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **41,149,350**

* Date of notice : **14/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/02/2006 01:24:45 PM**
Reference No **KL-060221-D1E1D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **13/02/2006**	* **303,900**	

*	Circumstances by reason of which change has occurred	: **Sales of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **41,371,450**
	Direct (%)	: **5.83**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **41,371,450**
*	Date of notice	: **13/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2006 01:32:27 PM**
Reference No **KL-060223-DFE85**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 20/02/2006	* 60,700	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**40,149,350**
Direct (%)	:	**5.66**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**40,149,350**
* Date of notice	:	**20/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2006 01:32:27 PM**
Reference No **KL-060223-DFE84**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **17/02/2006**	* **647,300**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**40,210,050**
Direct (%)	:	**5.66**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**40,210,050**
* Date of notice	:	**17/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2006 01:32:26 PM**
Reference No **KL-060223-DFE83**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/02/2006**	* **292,000**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**40,857,350**
Direct (%)	:	**5.75**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**40,857,350**
* Date of notice	:	**16/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/03/2006 05:17:58 PM**
Reference No **KL-060301-2C602**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/02/2006**	* **218,700**	

* Circumstances by reason of which change has occurred	:	**Sales of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,930,650**
Direct (%)	:	**5.62**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**39,930,650**
* Date of notice	:	**23/02/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:32 AM**
Reference No **KL-060214-16195**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/02/2006**	* **800,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,113,600**
	Direct (%)	: **5.23**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **37,113,600**
*	Date of notice	: **03/02/2006**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:30 AM**
Reference No **KL-060214-16194**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/02/2006**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,913,600**
Direct (%)	:	**5.2**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,913,600**
* Date of notice	:	**06/02/2006**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:30 AM**
Reference No **KL-060214-16193**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 07/02/2006	* 50,000	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **36,863,600**
Direct (%) : **5.19**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **36,863,600**

* Date of notice : **07/02/2006**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 12:29:15 PM**
Reference No **KL-060214-86192**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/02/2006**	* **454,200**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,409,400**
	Direct (%)	: **5.13**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **36,409,400**
*	Date of notice	: **08/02/2006**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:20 PM**
Reference No **KL-060217-E18CA**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 10/02/2006	* 472,100	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,759,100**
	Direct (%)	: **5.04**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 35,759,100
*	Date of notice	: **10/02/2006**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:20 PM**
Reference No **KL-060217-E18C8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/02/2006**	* **178,200**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,231,200**
Direct (%)	:	**5.1**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,231,200**
* Date of notice	:	**09/02/2006**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:34 AM**
Reference No **KL-060214-16198**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/02/2006**	* **800,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**37,113,600**
Indirect/deemed interest (%)	:	**5.23**
* **Total no of securities after change**	:	**37,113,600**

* Date of notice : **03/02/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:33 AM**
Reference No **KL-060214-16197**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/02/2006**	* **200,000**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **36,913,600**
	Indirect/deemed interest (%)	: **5.2**
*	**Total no of securities after change**	: **36,913,600**

* Date of notice : **06/02/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 11:18:32 AM**
Reference No **KL-060214-16196**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/02/2006**	* **50,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**36,863,600**
Indirect/deemed interest (%)	:	**5.19**
* **Total no of securities after change**	:	**36,863,600**

* Date of notice : **07/02/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2006 12:29:16 PM**
Reference No **KL-060214-86193**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/02/2006**	* **454,200**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **36,409,400**
Indirect/deemed interest (%) : **5.13**
* **Total no of securities after change** : **36,409,400**

* Date of notice : **08/02/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:21 PM**
Reference No **KL-060217-E18CB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **10/02/2006**	* **472,100**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**35,759,100**
Indirect/deemed interest (%)	:	**5.04**
* **Total no of securities after change**	:	**35,759,100**

* Date of notice : **10/02/2006**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/02/2006 01:37:17 PM**
Reference No **KL-060217-E18C7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Yayasan Pelaburan Bumiputra**
*	Address	: **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **37113-P**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/02/2006**	* **178,200**	

*	Circumstances by reason of which change has occurred	: **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **36,231,200**
	Indirect/deemed interest (%)	: **5.1**
*	**Total no of securities after change**	: **36,231,200**

* Date of notice : **09/02/2006**

Remarks :
LSL

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/02/2006 01:24:46 PM**
Reference No **KL-060221-D1E1F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company No.	:	**38218-X**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Date of cessation	:	**13/02/2006**
* Name & address of registered holder	:	

As above

Number of securities disposed	:	**345,500**
Price transacted (RM)	:	
* Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Sale of shares**
* Nature of interest	:	**Direct**
* Date of notice	:	**13/02/2006**

Remarks :
LSL

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/02/2006 01:24:47 PM**
Reference No **KL-060221-D1E20**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur.**
* NRIC/passport no/company No.	:	**37113-P**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Date of cessation	:	**13/02/2006**
* Name & address of registered holder	:	

Permodalan Nasional Berhad
Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak,
50400 Kuala Lumpur.

Number of securities disposed	:	**345,500**
Price transacted (RM)	:	
* Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965**
* Nature of interest	:	**Indirect**
* Date of notice	:	**13/02/2006**

Remarks :
LSL

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2006 04:59:35 PM**
Reference No **KL-060223-FDBBF**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **No. 11 Jalan Gopeng, 30250 Ipoh, Perak Darul Ridzuan**
*	NRIC/passport no/company No.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **20/02/2006**
*	Name & address of registered holder	:

1) Batu Kawan Berhad ("BKB"),
Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.
2) Wan Hin Investments Sdn. Berhad ("WHI"),
No. 39, Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Perak Darul Ridzuan.

	Number of securities disposed	:
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **1) Dato' Lee Soon Hian was deemed interested in shares of KLK through BKB, which in turn is held by Arusha Enterprise Sdn. Bhd., a subsidiary of WHI.** **2) Dato' Lee Soon Hian's company, Elionai Sdn. Bhd. ("Elionai") has substantial interest in WHI and his interest in KLK ceased as a result of Elionai having disposed of its entire shareholdings in WHI on 20 February 2006.**
*	Nature of interest	: **Indirect**
*	Date of notice	: **22/02/2006**

Remarks :
sh

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2006 04:59:34 PM**
Reference No **KL-060223-FDBBE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn. Bhd.**
*	Address	: **No. 39, Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Perak Darul Ridzuan.**
*	NRIC/passport no/company No.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **20/02/2006**
*	Name & address of registered holder	:

1) Batu Kawan Berhad ("BKB"),
Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan.
2) Wan Hin Investments Sdn. Berhad ("WHI"),
No. 39, Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Perak Darul Ridzuan.

	Number of securities disposed	:
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial Securities Holder	: **1) The Company was deemed interested in shares of KLK through BKB, which in turn is held by Arusha Enterprise Sdn. Bhd., a subsidiary of WHI.** **2) The Company's interest in KLK ceased as a result of the Company having disposed of its entire shareholdings in WHI on 20 February 2006.**
*	Nature of interest	: **Indirect**
*	Date of notice	: **22/02/2006**

Remarks :
sh